UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2024

Commission File Number: 001-32945

WNS (Holdings) Limited

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-6826-2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

SIGNATURES
EXHIBIT INDEX
EX-.991	Amendment to Deposit Agreement dated as of January 26, 2024 to the Deposit Agreement dated as of July 18, 2006, among WNS (Holdings) Limited, Deutsche Bank Trust Company Americas, as Depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.

WNS (Holdings) Limited is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form S-8 filed on July 31, 2006 (File No: 333-136168), Form S-8 filed on February 17, 2009 (File No. 333-157356), Form S-8 filed on September 15, 2011 (File No. 333-176849), Form S-8 filed on September 27, 2013 (File No. 333-191416), Form S-8 filed on October 11, 2016 (File No. 333-214042), Form S-8 filed on October 31, 2018 (File No. 333-228070) and Form S-8 filed on October 21, 2020 (File No. 333-249577).

Other Events

Termination and Amendment of Deposit Agreement

WNS (Holdings) Limited (the “Company”) intends to give notice to Deutsche Bank Trust Company Americas (the “Depositary”) to terminate the Deposit Agreement, dated as of July 18, 2006 (as amended, the “Deposit Agreement”), among the Company, the Depositary and the holders and beneficial owners of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) issued thereunder, in order to exchange the outstanding ADSs for ordinary shares, par value 10 pence per share (“Shares”), of the Company, and to cause the Shares to be listed and traded on the New York Stock Exchange (the “NYSE”) in lieu of ADSs. The Company anticipates the Shares will be listed on the NYSE by March 31, 2024 and trade under the symbol “WNS.”

In connection with such termination, the Company and the Depositary have agreed to amend the Deposit Agreement (the “Amendment”) to shorten the notice period in connection with the termination of the Deposit Agreement by the Company from 90 days to 30 days.

The Depositary will give holders of ADSs notice of the Amendment today, which will become effective on February 25, 2024, being 30 days after such notice of Amendment.

A copy of the Amendment is attached hereto as Exhibit 99.1.

Exhibit

99.1	Amendment to Deposit Agreement dated as of January 26, 2024 to the Deposit Agreement dated as of July 18, 2006, among WNS (Holdings) Limited, Deutsche Bank Trust Company Americas, as Depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2024

WNS (Holdings) Limited (Registrant)

By:	/s/ Gopi Krishnan
Name:	Gopi Krishnan
Title:	General Counsel

EXHIBIT INDEX

99.1	Amendment to Deposit Agreement dated as of January 26, 2024 to the Deposit Agreement dated as of July 18, 2006, among WNS (Holdings) Limited, Deutsche Bank Trust Company Americas, as Depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.